January 9, 2008

Mail Stop 3561

Robert Luiten, President
Zenergy International Inc.
415 E. North Water
Suite 1301
Chicago, IL 60611

      RE: **Zenergy International Inc.**
           Amendment No. 4 to the Offering Statement on Form 1-A
           Filed November 9, 2007
           File No. 24-10165

 Dear Mr. Luiten**:**

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your amended document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Financial Statements

The financial statements and related disclosures of the issuer should be updated to a date within 90 days of filing, or such longer time not exceeding 6 months prior to qualification of the offering statement, as required by Part F/S of Form 1-A. Please revise.

Closing Comments

      As appropriate, please amend your offering statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Janice McGuirk at (202) 551-3395 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Stephen J. Czarnik, Esq.
     via fax: (212) 937-3870